                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           --------------------------

                            GARDEN RIDGE CORPORATION
                                (Name of Issuer)

                           --------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                           --------------------------

                                   36541P104
                                 (Cusip Number)

                           --------------------------
                            DAVID W. BERNSTEIN, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                           --------------------------

                               NOVEMBER 22, 1999
            (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box       [ ].

                               Page 1 of 13 Pages

--------------------------------- -------------------------------------------------- -------------------------------
CUSIP No. 36541P104                                        13D                             Page 2 of 13 Pages
          ----------

--------------------------------- -------------------------------------------------- -------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             GRDG HOLDINGS LLC
------------ -------------------------------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                             (a)[X]
                                                                                                             (b)[ ]
------------ -------------------------------------------------------------------------------------------------------
    3.       SEC USE ONLY

------------ -------------------------------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS

             OO (share exchange)
------------ -------------------------------------------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                                                                [ ]
------------ -------------------------------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
------------------------- ------- ----------------------------------------------------------------------------------
       NUMBER OF            7.    SOLE VOTING POWER
                                  0
         UNITS

------------------------- ------- ----------------------------------------------------------------------------------
      BENEFICIALLY          8.    SHARED VOTING POWER

        OWNED BY                  4,921,461
------------------------- ------- ----------------------------------------------------------------------------------
          EACH              9.    SOLE DISPOSITIVE POWER
                                  0
       REPORTING
------------------------- ------- ----------------------------------------------------------------------------------
      PERSON WITH           10.   SHARED DISPOSITIVE POWER

                                  4,921,461
------------ -------------------------------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,921,461
------------ -------------------------------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                [ ]
------------ -------------------------------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             30.4%
------------ -------------------------------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                              OO (limited liability company)
------------ -------------------------------------------------------------------------------------------------------

--------------------------------- -------------------------------------------------- -------------------------------
CUSIP No. 36541P104                                        13D                             Page 3 of 13 Pages
          ----------

--------------------------------- -------------------------------------------------- -------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             THREE CITIES FUND II, L.P.
------------ -------------------------------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                             (a)[X]
                                                                                                             (b)[ ]
------------ -------------------------------------------------------------------------------------------------------
    3.       SEC USE ONLY

------------ -------------------------------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS

             Not Applicable
------------ -------------------------------------------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                                                                [ ]
------------ -------------------------------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
------------------------- ------- ----------------------------------------------------------------------------------
       NUMBER OF            7.    SOLE VOTING POWER
                                  0
         UNITS

------------------------- ------- ----------------------------------------------------------------------------------
      BENEFICIALLY          8.    SHARED VOTING POWER

        OWNED BY                  4,921,461
------------------------- ------- ----------------------------------------------------------------------------------
          EACH              9.    SOLE DISPOSITIVE POWER
                                  0
       REPORTING
------------------------- ------- ----------------------------------------------------------------------------------
      PERSON WITH           10.   SHARED DISPOSITIVE POWER

                                  4,921,461
------------ -------------------------------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,921,461
------------ -------------------------------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                               [ ]
------------ -------------------------------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             30.4%
------------ -------------------------------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                                        PN
------------ -------------------------------------------------------------------------------------------------------

--------------------------------- -------------------------------------------------- -------------------------------
CUSIP No. 36541P104                                        13D                             Page 4 of 13 Pages
          ----------

--------------------------------- -------------------------------------------------- -------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             THREE CITIES OFFSHORE II C.V.
------------ -------------------------------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                             (a)[X]
                                                                                                             (b)[ ]
------------ -------------------------------------------------------------------------------------------------------
    3.       SEC USE ONLY

------------ -------------------------------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS

             Not Applicable
------------ -------------------------------------------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                                                                [ ]
------------ -------------------------------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             NETHERLANDS ANTILLES
------------------------- ------- ----------------------------------------------------------------------------------
       NUMBER OF            7.    SOLE VOTING POWER
                                  0
         UNITS

------------------------- ------- ----------------------------------------------------------------------------------
      BENEFICIALLY          8.    SHARED VOTING POWER

        OWNED BY                  4,921,461
------------------------- ------- ----------------------------------------------------------------------------------
          EACH              9.    SOLE DISPOSITIVE POWER
                                  0
       REPORTING
------------------------- ------- ----------------------------------------------------------------------------------
      PERSON WITH           10.   SHARED DISPOSITIVE POWER

                                  4,921,461
------------ -------------------------------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,921,461
------------ -------------------------------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                [ ]
------------ -------------------------------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             30.4%
------------ -------------------------------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                                        PN
------------ -------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the shares of common stock, $.01 par value per share, of Garden Ridge Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 19411 Atrium Place, Suite 170, Houston, Texas, 77084.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) The persons (the "Reporting Persons") filing this Statement are GRDG Holdings LLC, a Delaware limited liability company ("GRDG Holdings"), Three Cities Fund II, L.P., a Delaware limited partnership ("Fund II") and Three Cities Offshore II C.V., a Netherlands Antilles partnership ("Offshore II" and together with Fund II the "Three Cities Funds").

         GRDG Holdings is a Delaware limited liability company formed to acquire shares of common stock of the Issuer. The principal business address of GRDG Holdings and the location of its principal office is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York, 10022.

         Fund II is a Delaware limited partnership formed to invest in securities selected by its investment committee. The principal business address of Fund II and the location of its principal office is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The sole general partner of Fund II is TCR Associates II, L.P., a Delaware limited partnership ("TCR Associates"). The principal business of TCR Associates is serving as the sole general partner of Fund II. The principal business address of TCR Associates and the location of its principal office is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The sole general partner of TCR Associates is Three Cities Research, Inc., a Delaware corporation ("Research"). Research is also the advisor to the Three Cities Funds. The principal business address of Research and the location of its principal office is 650 Madison Avenue, New York, NY 10022. The name, residence or business address and present principal occupation or employment of each executive officer and director of Research is as follows:

                                                Residence or                           Principal Occupation
Name                                          Business Address                            or Employment
----                                          ----------------                            -------------
Williem F.P. de Vogel              c/o Three Cities Research, Inc.             President and a Director of Research
                                   650 Madison Avenue
                                   New York, NY  10022

Thomas G. Weld                     c/o Three Cities Research, Inc.             Treasurer and a Director of Research
                                   650 Madison Avenue
                                   New York, NY  10022

J. William Uhrig                   c/o Three Cities Research, Inc.             Secretary and a Director of Research
                                   650 Madison Avenue
                                   New York, NY  10022

         Offshore II is a Netherlands Antilles partnership formed to invest in securities selected by its investment committee. The principal business address of Offshore II and the location of its principal office is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The sole general partner of Offshore II is TCR Offshore Associates, L.P., a Netherlands Antilles limited partnership ("TCR Offshore"). The principal business of TCR Offshore is serving as the general partner of Offshore II. The principal business address of TCR Offshore and the location of its principal office is c/o Three Cities

Research, Inc., 650 Madison Avenue, New York, New York 10022. The sole general partner of TCR Offshore is Three Cities Associates, N.V., a Netherlands Antilles corporation ("TCA N.V."). The principal business of TCA N.V. is serving as the general partner of TCR Offshore. The principal business address of TCA N.V. and the location of its principal office is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The sole officer, director and stockholder of TCA N.V. is Mr. J. William Uhrig. The name, residence or business address and present principal occupation or employment of Mr. Uhrig is as follows:


                                             Residence or                              Principal Occupation
Name                                       Business Address                               or Employment
----                                       ----------------                               -------------
J. William Uhrig                   c/o Three Cities Research, Inc.             Secretary and a Director of Research
                                   650 Madison Avenue
                                   New York, NY  10022

         (d)-(e) During the last five years, none of the entities listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each entity named in this Item 2 is a citizen of the United States of America, except that Offshore II is a Netherlands Antilles partnership.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         GRDG Holdings acquired the 4,998,190 shares of the Issuer's common stock from thirty-one shareholders in exchange for 48.9% of the interests in GRDG Holdings.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         On November 22, 1999, GR Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of GRDG Holdings ("Acquisition") entered into a Plan and Agreement of Merger (the "Merger Agreement") with the Company pursuant to which Acquisition agreed to commence a tender offer (the "Offer") for all of the outstanding shares of the Company's common stock (the "Shares"). The Offer consideration will be $11.50 per Share in cash.

         Prior to its approval of the Merger Agreement, the Company's Board of Directors approved the acquisition of more than 15% of the Company's shares by GRDG Holdings and Acquisition. In connection with its approval of the Merger Agreement, the Board of Directors amended the Amended and Restated Rights Agreement between the Company and Chase Mellon Shareholder Services, L.L.C., dated as of July 14, 1999, so that the acquisition of shares by GRDG Holdings or Acquisition would not cause rights to be distributed to stockholders. GRDG Holdings then acquired 4,921,461 Shares from thirty-six shareholders in exchange for 48.5% of the interests in GRDG Holdings. The purpose of the Offer is to enable Acquisition to acquire all the outstanding stock of the Company.

         If the Shares purchased through the Offer total at least 51% of the outstanding Shares that neither Acquisition nor GRDG Holdings owned on November 22, 1999, and the other conditions set forth in the Merger Agreement are satisfied or waived, Acquisition is required by the Merger Agreement to take all steps in its power to effect a merger with the Company (the "Merger") in which the stockholder of Acquisition will own all of the stock of the corporation surviving the Merger (essentially, the Company), and the other stockholders of the Company will receive the same amount of cash per share as is paid for Shares tendered in response to the Offer, unless particular stockholders elect to exercise statutory rights to demand appraisal of their Shares.

         The Company may not, and may not authorize or permit its or any of its subsidiaries' officers, directors, employees, agents or representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries), directly or indirectly to initiate, solicit, encourage or otherwise facilitate any inquiry or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving the Company, or any purchase of or tender for all or any significant portion of the Company's equity securities or any significant portion of the assets of the Company and its subsidiaries on a consolidated basis. However, this will not prevent the Company from, in response to an acquisition proposal which the Company receives despite complying with the provisions described in the previous sentence and which the Company's Board determines, in good faith after consultation with its independent financial advisor, would result (if consummated in accordance with its terms) in a transaction which (i) would result in the Company's stockholders receiving cash consideration which is greater than the Offer Price and (ii) would be more favorable to the Company's stockholders than the Offer and the Merger, furnishing non-public information (after receipt of an appropriate confidentiality agreement) to the person, entity or group which makes the acquisition proposal and entering into discussions and negotiations with that potential acquiror.

         If the Company receives an acquisition proposal, or the Company learns that someone other than Acquisition is contemplating soliciting tenders of Shares or otherwise proposes to acquire the Company or its Shares if the Company's stockholders do not tender their Shares to Acquisition in response to the Offer or do not approve the Merger, the Company has agreed promptly to notify Acquisition of that fact and to provide Acquisition with all information in the Company's possession which Acquisition reasonably requests regarding the acquisition proposal, solicitation of tenders or other proposed transaction, and the Company will promptly, from time to time, provide Acquisition with any additional information the Company obtains regarding the acquisition proposal, the solicitation of tenders or the other proposed transaction.

         The Company may terminate the Merger Agreement if the Company receives a proposal for a cash acquisition of the Company, or somebody commences an all cash tender offer for all of the outstanding Shares, which (x) would result in the Company's stockholders receiving consideration which is greater than the Offer Price, (y) is not subject to the outcome of due diligence or any other investigation, is not subject to a financing contingency and is from a proposed acquiror which the Board reasonably determines in good faith after consultation with its independent financial advisor has the financial resources necessary to carry out the transaction, and (z) the Board determines in good faith after consultation with its independent financial advisor to be more favorable to the Company's stockholders that the Offer and the Merger. However, the Company may only cancel the Merger Agreement if, after the Company has given Acquisition at least 5 business days' prior notice that the Merger Agreement will terminate if Acquisition does not increase the Offer Price to an amount at least as great as the cash consideration, and the fair value of the non-cash consideration, the Company's stockholders would receive under the proposal or tender offer by the other person, (A) Acquisition does not increase the Offer Price to an amount at least as great as the cash or cash value per share the Company's stockholders would receive as a result of the proposal or tender offer by the other person, and (B) the Company has (1) paid Acquisition $3,850,000 and (2) reimbursed Acquisition (or agreed in writing to reimburse Acquisition) for all the expenses related to the transactions which are the subject of the Merger Agreement which Acquisition or its affiliates (including Research, GRDG Holdings and the Three Cities Funds) incurred in connection with the Merger Agreement and the transactions contemplated by it, up to a maximum of $1,285,000 of expenses. If the Company notifies Acquisition that the Merger Agreement will terminate unless Acquisition increases the Offer Price, the Company will not be able to revoke that notice without Acquisition's consent.

         The members of the Board of Directors of Acquisition will constitute the Board of Directors of the Company after the Merger.

         The purchase of the Shares tendered in response to the Offer will reduce the number of Shares that might otherwise trade publicly and probably will significantly reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards of the National Association of Securities Dealers, Inc. (the "NASD") for continued inclusion in the Nasdaq National Market (the top tier market of the Nasdaq Stock Market), which require that an issuer have at least 200,000 publicly held shares with a market value of $1 million held by at least 400 stockholders (or 300 stockholders holding round lots) and have net tangible assets of at least $1 million, $2 million or $4 million depending on profitability levels during the issuer's four most recent fiscal years. If these standards are not met, the Shares might nevertheless continue to be included in the NASD's Nasdaq National Market with quotations published in the Nasdaq "additional list" or in one of the "local lists." However, if the number of holders of Shares falls below 300 or the number of publicly held Shares falls below 100,000, or if there are not at least two market makers for Shares, the Shares would no longer qualify for Nasdaq Stock Market reporting, and the Nasdaq Stock Market would cease to provide any quotations. Shares held directly or indirectly by an officer or director of the Company, or by a beneficial owner of more than 10% of the Shares, ordinarily will not be considered as being publicly held for this purpose. According to the Company, as of November 22, 1999, there were approximately 145 holders of record of Shares and approximately 4,000 beneficial owners and 16,176,800 Shares were outstanding, of which GRDG Holdings owns 4,998,190 Shares. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the NASD requirements for continued inclusion on the Nasdaq National Market or in any other tier of the Nasdaq Stock Market, the market for the Shares could be adversely affected.

         If the Shares no longer meet the requirements for inclusion in any tier of the Nasdaq Stock Market, quotations might or might not still be available from other sources. The extent of the public market, and availability of quotations, for the Shares would depend upon the number of holders of Shares after the purchase of the Shares tendered in response to the Offer, whether securities firms are interested in maintaining a market in the Shares, the possible termination of registration under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), as described below, and other factors.

         The Shares are currently registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). That registration may be terminated upon application of the Company to the Securities and Exchange Commission if the Shares are not listed on a national securities exchange or quoted on the Nasdaq Stock Market and there are fewer than 300 record holders of the Shares. If at least 51% of the Shares which neither Acquisition nor GRDG Holdings owned on November 22, 1999, are properly tendered in response to the Offer and not withdrawn, Acquisition intends to seek to cause the Company to terminate quotation of the Shares on the Nasdaq Stock Market and to apply to terminate the registration of the Shares under the Exchange Act as soon as practicable. As a result, Acquisition may be able to give the required stockholder approval of the Merger (if stockholder approval is required) without the Company's sending a proxy statement or an information statement to its stockholders. Even if less than 51% of the outstanding Shares which neither Acquisition nor GRDG Holdings owned on November 22, 1999 are properly tendered and not withdrawn, if Acquisition purchases the Shares which are properly tendered and not withdrawn (which Acquisition would have the right, but not the obligation, to do), the Shares may no longer be eligible for inclusion on the Nasdaq Stock Market and the Company may be able to terminate the registration of the Shares under the Exchange Act. If that is the case, Acquisition will seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon as practicable after they are no longer quoted on the Nasdaq Stock Market.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As of the close of business on November 22, 1999, the Reporting Persons own 4,998,190 shares of common stock of the Company. As the controlling members of GRDG Holdings, the Three Cities Funds may be deemed to be beneficial owners of those Shares pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities exchange Act of 1934, as amended.

         (c) On November 22, 1999, GRDG Holdings acquired 4,921,461 Shares in exchange for 48.5% of the interests in GRDG Holdings

         (d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by GRDG Holdings.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as described under Items 4 and 5, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. However, it is anticipated that before the tender offer expires, the Three Cities Funds will transfer two-thirds of the interests they hold in GRDG Holdings to Three Cities Fund III L.P., a newly-formed private investment fund advised by Research.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A -- Plan and Agreement of Merger, dated November 22, 1999.(1)

         Exhibit B -- Joint Filing Agreement dated November 29, 1999.


(1) Incorporated by reference to the Schedule 14 D-1 filed by the Reporting Persons and GR Acquisition Corp. on November 23, 1999.

                                   EXHIBIT B

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per Share, of Garden Ridge Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 1st day of December 1999.

                                              GRDG HOLDINGS LLC

                                              By: /s/ J. William Uhrig
                                                  ----------------------------
                                                  Name:  J. William Uhrig
                                                  Title: President



                                              THREE CITIES FUND II, L.P.
                                              By: TCR Associates II, L.P.,
                                                  its General Partner
                                              By: Three Cities Research, Inc.
                                                  its General Partner


                                              By: /s/ Willem de Vogel
                                                  ----------------------------
                                                  Name:  Willem de Vogel
                                                  Title: President



                                              THREE CITIES OFFSHORE II C.V.
                                              By: TCR Offshore Associates L.P.
                                                  its General Partner
                                              By: Three Cities Associates N.V.
                                                  its General Partner


                                              By: /s/ J. William Uhrig
                                                  ----------------------------
                                                  Name:   J. William Uhrig
                                                  Title:  President

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 1, 1999

                                            GRDG HOLDINGS LLC

                                            By: /s/ J. William Uhrig
                                                ----------------------------
                                                Name:  J. William Uhrig
                                                Title: President



                                            THREE CITIES FUND II, L.P.
                                            By: TCR Associates II, L.P.,
                                                its General Partner
                                            By: Three Cities Research, Inc.
                                                its General Partner



                                            By: /s/ Willem de Vogel
                                                ----------------------------
                                                Name:  Willem de Vogel
                                                Title: President


                                            THREE CITIES OFFSHORE II C.V.
                                            By: TCR Offshore Associates L.P.
                                                its General Partner
                                            By: Three Cities Associates N.V.
                                                its General Partner



                                            By: /s/ J. William Uhrig
                                                ----------------------------
                                                Name:   J. William Uhrig
                                                Title:  President

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David W. Bernstein, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all such other acts and execute all such other documents as they, or any of them, may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

                                             GRDG HOLDINGS LLC

                                             By: /s/ J. William Uhrig
                                                 ----------------------------
                                                 Name:  J. William Uhrig
                                                 Title: President


                                             THREE CITIES FUND II, L.P.
                                             By: TCR Associates II, L.P.,
                                                 its General Partner
                                             By: Three Cities Research, Inc.
                                                 its General Partner


                                             By: /s/ Willem de Vogel
                                                 ----------------------------
                                                 Name:  Willem de Vogel
                                                 Title: President


                                             THREE CITIES OFFSHORE II C.V.
                                             By: TCR Offshore Associates L.P.
                                                 its General Partner
                                             By: Three Cities Associates N.V.
                                                 its General Partner


                                             By: /s/ J. William Uhrig
                                                 ----------------------------
                                                 Name:   J. William Uhrig
                                                 Title:  President

Dated:   December 1, 1999